Aja Cannafacturing, Inc.

5333 Birch Street

Lake Elsinore, CA, 92530

August 8, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re: IDS Industries, Inc.

Item 4.01 Form 8-K

Filed August 1, 2014

File No. 000-55014

Dear Mr. Spirgel:

I write on behalf of Aja Cannafacturing, Inc., fka IDS Industries, Inc. (the “Company”) in response to Staff’s letter of August 7, 2014, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Current Report on Form 8-K, filed August 7, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 8-K

ITEM 4.01

1.	Besides the reportable event disclosed, we note you state that there were no other reportable events and disagreements with you former accountant through the end of the interim period ended May 31, 2013. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of termination there were no other disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of other disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-k. Please revise accordingly.

In response to this comment, the Company has amended the 8-K to reference our two most recent fiscal years and all subsequent interim periods through the date of termination.

2.	To the extent that you make changes to the Form 8-k to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-k.

An updated Exhibit 16 from the former accountant has been filed with the amended 8-K.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Scott Plantinga

Scott Plantinga

Enclosure (Acknowledgment by the Company)